UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2013

HIGHLIGHTS

Financial

•                          Revenue hit a record high of US$1,042.9 million for the six months ended June 30, 2013, an increase of 38.2% compared to US$754.5 million for the six months ended June 30, 2012.

•                          Gross profit was a record high of US$233.5 million for the six months ended June 30, 2013 an increase of 65.0% compared to US$141.6 million for the six months ended June 30, 2012.

•                          Gross margin improved to 22.4% for the six months ended June 30, 2013 from 18.8% for the six months ended June 30, 2012.

•                          Profit from operations was a historical high of US$130.5 million for the six months ended June 30, 2013 compared to a loss from operations of US$36.5 million in the six months ended June 30, 2012.

•                          The Company achieved a record-high profit attributable to owners of the Company of US$116.0 million for the six months ended June 30, 2013 compared to a loss of US$35.8 million for the six months ended June 30, 2012.

RESULTS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2013, and would like to express its gratitude to the shareholders and its staff for the support of the Company.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2013 and 2012

(In USD’000, except share and per share data)

		Six months ended
	Notes	06/30/13	06/30/12
		(unaudited)	(unaudited)
Revenue	3	1,042,911	754,536
Cost of sales		(809,396)	(612,977)
Gross profit		233,515	141,559
Research and development expenses		(61,494)	(110,332)
Sales and marketing expenses		(18,029)	(14,678)
General and administration expenses		(76,839)	(53,017)
Other operating income (expense)	4	53,300	(73)
Profit (loss) from operations		130,453	(36,541)
Interest income		2,288	3,026
Finance costs		(19,930)	(17,861)
Foreign exchange gains or losses		5,094	(1,944)
Other gains or losses		(240)	3,817
Share of profits of associates		1,223	814
Profit (loss) before tax	5	118,888	(48,689)
Income tax (expense) benefit	6	(3,046)	12,879
Profit (loss) for the period		115,842	(35,810)

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statements of foreign operations		321	(186)
Total comprehensive income (expense) for the period		116,163	(35,996)
Profit (loss) for the period attributable to:
Owners of the Company		116,005	(35,765)
Non-controlling interests		(163)	(45)
		115,842	(35,810)
Total comprehensive income (expense) for the period attributable to:
Owners of the Company		116,326	(35,951)
Non-controlling interests		(163)	(45)
		116,163	(35,996)
Earnings (loss) per share	8
Basic		0.00	(0.00)
Diluted		0.00	(0.00)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2013 and December 31, 2012

(In USD’000, except share and per share data)

	Notes	06/30/13	12/31/12
		(unaudited)	(audited)
Non-current assets
Property, plant and equipment		2,523,893	2,385,435
Prepaid land use right		124,818	73,962
Intangible assets		228,898	235,378
Investments in associates		23,189	21,636
Deferred tax assets		43,802	43,380
Other assets		37,926	43,382
Total non-current assets		2,982,526	2,803,173
Current assets
Inventories		308,328	295,728
Prepaid operating expenses		57,231	46,986
Trade and other receivables	9	472,426	328,211
Other financial assets		2,881	18,730
Restricted cash		214,430	217,603
Cash and bank balances		262,955	358,490
		1,318,251	1,265,748
Assets classified as held-for-sale		922	4,239
Total assets		4,301,699	4,073,160
Capital and reserves
Ordinary shares		12,830	12,800
Share premium		4,088,071	4,083,588
Reserves		53,079	46,148
Accumulated deficit		(1,751,031)	(1,867,036)
Equity attributable to owners of the Company		2,402,949	2,275,500
Non-controlling interests		789	952
Total equity		2,403,738	2,276,452
Non-current liabilities
Borrowings		474,692	528,612
Deferred tax liabilities		257	440
Deferred government grant		174,876	150,347
Long-term financial liabilities		4,989	4,223
Other liabilities		—	5,000
Total non-current liabilities		654,814	688,622
Current liabilities
Trade and other payables	10	537,003	423,952
Borrowings		586,425	567,803
Accrued liabilities		104,678	84,611
Promissory notes		14,791	29,374
Other financial liabilities		107	25
Current tax liabilities		143	2,321
Total current liabilities		1,243,147	1,108,086
Total liabilities		1,897,961	1,796,708
Total equity and liabilities		4,301,699	4,073,160
Net current assets		76,026	161,901
Total assets less current liabilities		3,058,552	2,965,074

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the six months ended June 30, 2013

(unaudited, in US$ thousands, except share data and those specified)

1.                     Basis of Preparation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) as well as with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Company started to prepare consolidated financial statements and related disclosures in accordance with International Financial Reporting Standards (“IFRS”) in 2012’s Annual Report. This is the first Interim Report under IFRS and all prior period information was represented to conform to IFRS presentation and disclosures.

2.                     Principal Accounting Policies

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values.

Except for the application of new or revised accounting standards as described below, the accounting policies and methods of computation used in the condensed consolidated financial statements as of and for the six months ended June 30, 2013 are the same as those followed in the preparation of the Company’s annual financial statements as of and for the year ended December 31, 2012.

In the current interim period, the Company has applied, for the first time, the following standards and amendments that are relevant for the preparation of the Company’s condensed consolidated financial statements:

Amendments to IFRSs Annual Improvements to IFRSs 2009–2011 Cycle

Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated Financial Statements, Joint arrangements and Disclosure of Interests in Other Entities: Transition Guidance

IFRS 10 Consolidated Financial Statements

IFRS 11 Joint Arrangements

IFRS 12 Disclosure of Interests in Other Entities

IFRS 13 Fair Value Measurement

IAS 19 (Revised 2011) Employee Benefits

IAS 28 (Revised 2011) Investments in Associates and Joint Ventures

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

The application of the above new or revised IFRSs in the current interim period has had no material effect on the amounts reported in these condensed consolidated financial statements and/or disclosures set out in these condensed consolidated financial statements except for the standards disclosed below:

Amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities

The Company has applied the amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities in the current period. The amendments require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

2.                     Principal Accounting Policies (Continued)

IFRS 13 Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current interim period. IFRS 13 establishes a single source of guidance for, and disclosures about, fair value measurements, and replaces those requirements previously included in various IFRSs. Consequential amendments have been made to IAS 34 to require certain disclosures to be made in the interim condensed consolidated financial statements.

The scope of IFRS 13 is broad, and applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, subject to a few exceptions. IFRS 13 contains a new definition for ‘fair value’ and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

In accordance with the transitional provisions of IFRS 13, the Company has applied the new fair value measurement and disclosure requirements prospectively.

3.                     Segment information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company operates in one segment. The Company’s operating revenue from external customers by location is detailed below.

	Revenue from
	external customers
	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
United States	519,422	421,176
Mainland China and Hong Kong	415,309	245,862
Eurasia*	108,180	87,498
	1,042,911	754,536

*                        Not including Mainland China and Hong Kong

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant
	and equipment
	06/30/13	12/31/12
	USD’000	USD’000
United States	46	55
Taiwan	16	19
Hong Kong	3,539	3,640
Mainland China	2,520,292	2,381,721
	2,523,893	2,385,435

Substantially all other non-current assets excluding deferred tax and financial instruments of the Company are located in Mainland China.

4.                     OTHER Operating income (expense)

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	24,996	374
Gain on disposal of subsidiaries	28,304	—
Others	—	(447)
	53,300	(73)

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2013 arose primarily from the sales of the staff living quarters in Shanghai to employees.

The gain on disposal of subsidiaries for the six months ended June 30, 2013 arose from disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”). During the current interim period, the Company entered into a sale agreement to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on which date the Company lost control of WHDM. The amount of the consideration was US$60.4 million which included US$31.2 million receivable for the settlement of the amount due from WHDM. On May 23, 2013, the Company received US$30.2 million and recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which is not the major line of business of the Company and therefore, the disposal of WHDM is not classified as a discontinued operation.

Period ended
06/30/13
USD’000
Analysis of asset and liabilities over which control was lost
Total assets	39,039
Total liabilities	(38,853)
Net assets disposed of	186
Gain on disposal of subsidiaries
Amount of the total consideration	60,408
Due from WHDM	(31,196)
Business tax incurred in relation to the disposal	(722)
Net assets disposed of	(186)
Gain on disposal	28,304
Proceeds from disposal of subsidiaries
Amount of the total consideration	60,408
Cash consideration included in trade and other receivables	(30,204)
Bank balances and cash disposed of	(1,565)
Net cash inflow arising on disposal	28,639
Cash flows from WHDM
Net cash outflows from operating activities	(268)
Net cash flows from investing activities	25,580
Net cash outflows from financing activities	(26,162)
Net cash outflows	(850)

5.                     Profit (loss) before tax

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Profit (loss) before tax has been arrived at after charging and crediting:
Depreciation and amortization of property, plant and equipment	250,740	267,612
Amortization of prepaid land use rights	730	770
Amortization of acquired intangible assets	19,994	15,276
Impairment loss recognized in respect of available for sale investments included in other assets	2,479	—
Impairment loss recognized in respect of trade and other receivable	658	2,520
Foreign exchange gains or losses	5,094	(1,944)

6.                     Income tax expense (benefit)

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Current tax- Enterprise Income Tax	747	483
Deferred tax	(605)	(13,362)
Current tax-Land Appreciation Tax	2,904	—
Total income tax expense (benefit)	3,046	(12,879)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non- PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The EIT Law was promulgated on March 16, 2007, which became effective on January 1, 2008. Under the EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Enterprises which were entitled to a preferential tax rate of 15% prior to January 1, 2008 could gradually transit to 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (“Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. The tax holiday, which has already kicked off before the effective date of the EIT law, may continue to be enjoyed till the end of the holiday.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39.

6.                     Income tax expense (benefit) (Continued)

On February 9, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), the income tax policies for encouraging the development of integrated circuit industry is the implementation rule of Circular No. 4.

The detailed tax status of SMIC’s principal PRC entities is elaborated as follows:

1)                    Semiconductor Manufacturing International (Shanghai) Corporation (SMIS)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. SMIS can continue its tax holiday based on the transitional income tax rate granted by Circular No.39 instead of the statutory income tax rate. The income tax rate for SMIS was 12% in 2011, 12.5% in 2012 and 12.5% in 2013. After that, the income tax rate will be 15%.

2)                    Semiconductor Manufacturing International (Beijing) Corporation (SMIB) and Semiconductor Manufacturing International (Tianjin) Corporation (SMIT)

In accordance with Circular No. 4 and Circular No. 27, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of June 30, 2013 and the tax holiday has not begun to take effect.

7.                     Dividend

No dividend has been paid or declared by the Company during the six months ended June 30, 2013 and 2012. The directors of the Company have determined that no dividend will be paid in respect of the interim period.

8.                     Earnings (loss) per share

The calculation of basic and diluted earnings (loss) per share attributable to the owners of the Company is based on following data.

	Six months ended
	06/30/13	06/30/12
	USD’000	USD’000
Earnings (loss)
Earnings (loss) for the purpose of calculating basic earnings (loss) per share	116,005	(35,765)
Earnings (loss) for the purpose of calculating diluted earnings (loss) per share	116,005	(35,765)

Number of shares
Weighted average number of ordinary shares for the purpose of calculating basic earnings (loss) per share	32,032,802,837	28,146,743,241
Effect of dilutive potential ordinary shares from employee options and restricted share units	206,129,393	—
Weighted average number of ordinary shares for the purpose of calculating diluted earnings (loss) per share	32,238,932,230	28,146,743,241

As of June 30, 2013, the Company had 1,832,325,993 outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

8.                     Earnings (loss) per share (Continued)

As of June 30, 2012, the Company had 2,369,610,946 employee stock options, restricted share units and warrant which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in the period ended June 30, 2012.

9.                     Trade and other receivables

	06/30/13	12/31/12
	USD’000	USD’000
Trade receivables	406,007	323,451
Allowance for doubtful debts	(45,998)	(45,340)
	360,009	278,111

Other receivables and refundable deposits	112,417	50,100
	472,426	328,211

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis in accordance with its assessment of such customer’s financial standing and business potential with the Company.

The following is an analysis of trade receivable (net of allowance of doubtful debt) by age, presented based on due date.

	06/30/13	12/31/12
	USD’000	USD’000
Current	292,585	222,765
Overdue
Within 30 days	52,545	31,219
31–60 days	8,010	16,559
Over 60 days	6,869	7,568
Total	360,009	278,111

10.              Trade and other payables

	06/30/13	12/31/12
	USD’000	USD’000
Trade payables	405,417	331,394
Advance receipts from customers	104,848	67,108
Deposit received from customers	9,249	10,591
Other payable	17,489	14,859
	537,003	423,952

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms. Trade payables are mainly for purchase of materials and property, plant and equipment.

The following is an analysis of trade payables by age, presented based on the due date:

	06/30/13	12/31/12
	USD’000	USD’000
Current	325,999	275,398
Overdue:
Within 30 days	43,244	26,783
31 to 60 days	8,339	10,652
Over 60 days	27,835	18,561
	405,417	331,394

11.              Commitments for expenditure

Purchase commitments

As of June 30, 2013, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by June 30, 2014.

	06/30/13	12/31/12
	USD’000	USD’000
Expenditures contracted for but not provided in the condensed consolidated financial statements in respects of
the acquisition of land use right	14,206	—
the acquisition of the facility construction	36,379	25,551
the acquisition of property, plant and equipment	246,314	481,639
	296,899	507,190

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SALES

Sales increased by 38.2% from US$754.5 million for the six months ended June 30, 2012 to US$1,042.9 million for the six months ended June 30, 2013, primarily due to an increase in wafer revenue during this period as well as a significant increase in Chinese sales. The number of wafer shipments increased 31.5% from 1,003,372 8-inch wafer equivalents for the six months ended June 30, 2012 to 1,319,427 8-inch wafer equivalents for the six months ended June 30, 2013.

COST OF SALES AND GROSS PROFIT

Cost of sales increased by 32.0% from US$613.0 million for the six months ended June 30, 2012 to US$809.4 million for the six months ended June 30, 2013.

The Company had a gross profit of US$233.5 million for the six months ended June 30, 2013 compared to a gross profit of US$141.6 million for the six months ended June 30, 2012, representing an increase of 65.0%. Gross margins increased to 22.4% for the six months ended June 30, 2013 from 18.8% for the six months ended June 30, 2012. The increase in gross margin was primarily due to a higher utilization rate in the first six months of 2013.

PROFIT (LOSS) FOR THE PERIOD FROM OPERATION

Profit (loss) from operations improved from US$(36.5) million for the six months ended June 30, 2012 to US$130.5 million for the six months ended June 30, 2013 primarily due to 1) shipment increase and high utilization in the first half of 2013, 2) Shanghai 12 inch fab successfully ramping up and reducing per wafer cost, 3) the gain arising from the disposal of part of the living quarters in Shanghai and 4) the gain arising from the disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”) which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan.

Research and development expenses decreased by 44.3% from US$110.3 million for the six months ended June 30, 2012 to US$61.5 million for the six months ended June 30, 2013. The decrease was mainly due to the Company’s Shanghai 12 inch fab entering volume production in 4Q12 and afterwards, the related fab expense was recorded in cost of sales.

General and administrative expenses increased by 44.9% from US$53.0 million for the six months ended June 30, 2012 to US$76.8 million for the six months ended June 30, 2013. The increase is primarily due to an increase in employee bonus, city maintenance and construction tax expenses and extra charges for education in 2013.

Sales and marketing expenses increased by 22.8% from US$14.7 million for the six months ended June 30, 2012 to US$18.0 million for the six months ended June 30, 2013. The increase is primarily due to an increase in employee bonus.

Other operating income (expense) were US$53.3 million and US$(0.1) million for the six months ended June 30, 2013 and 2012, respectively, and the increase was due to 1) the gains arising from the disposal of part of the Company’s living quarters in Shanghai and 2) the gains arising from the disposal of the Company’s total ownership interest in WHDM which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan.

As a result, the Company’s profit from operations was US$130.5 million for the six months ended June 30, 2013 compared to loss of US$(36.5) million for the six months ended June 30, 2012.

Disposal of SMIC (Wuhan) Development Corporation

During the current interim period, the Company entered into a sale agreement to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on which date the Company lost control of WHDM. The amount of the consideration was US$60.4 million which included US$31.2 million receivable for the settlement of the amount due from WHDM. On May 23, 2013, the Company received US$30.2 million and recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which is not the major line of business of the Company. Therefore, the disposal of WHDM is not classified as a discontinued operation.

PROFIT (LOSS) FOR THE PERIOD

Due to the factors described above, the Company had a profit attributable to holders of ordinary shares of US$115.8 million for the six months ended June 30, 2013 compared to a loss of US$(35.8) million for the six months ended June 30, 2012.

FUNDING SOURCES FOR MATERIAL CAPITAL EXPENDITURE IN THE COMING YEAR

In 2013, the Company plans to spend about US$675 million in capital expenditure for foundry operations. The planned capital expenditure is mainly to ramp-up our 45/40nm capacity in Shanghai to match our customers’ demand.

In addition, the Company has budgeted capital expenditures of another US$130 million in 2013 for the construction of living quarters for employees as part of the employee retention program. The Company plans to rent out or sell some of these living units to employees in the future.

The primary sources of capital resources and liquidity include funds generated from a combination of cash from operating, bank borrowings and other form of financing.

The 2013 planned capital expenditure does not account for additional expenditures that the Company incurs in connection with the establishment of the joint venture company in Beijing (“Beijing Joint Venture”) pursuant to the Joint Venture Agreement entered into by the Company with Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”), Beijing Industrial Development Investment Management Co., Ltd. (“BIDIMC”) and Zhongguancun Development Group (“ZDG”).

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2013, the Company incurred capital expenditures of US$486.5 million compared to US$266.7 million for the six months ended June 30, 2012. The Company has financed capital expenditures substantially with cash flows generated from operating and financing activities.

The Company had US$263.0 million in cash and cash equivalents as of June 30, 2013. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, Euros, and Chinese Renminbi. The net cash provided by operating activities increased by 93.1% from US$136.2 million for the six months ended June 30, 2012 to US$263.0 million for the six months ended June 30, 2013.

Net cash used in investing activities was US$325.2 million for the six months ended June 30, 2013, primarily attributable to purchases of plant and equipment for the fabs in Shanghai and Beijing. For the six months ended June 30, 2012, net cash used in investing activities was US$323.1 million primarily attributable to 1) purchases of plant and equipment for the fabs in Shanghai and Beijing, 2) changes in restricted cash being pledged against letters of credit and borrowings of the Company and 3) purchases of intangible assets for new R&D programs.

The Company’s net cash (used in) generated from financing activities were US$(33.3) million and US$216.0 million for the six months ended June 30, 2013 and 2012, respectively. They were primarily the net result of proceeds from new bank borrowings and repayments of matured borrowings.

As of June 30, 2013, the Company’s outstanding long-term liabilities primarily consisted of US$730.2 million in secured bank loans, of which, US$255.5 million classified as the current portion of long-term loans. The long- term loans are repayable in installments which will commence in September 2013 and will conclude in March 2016.

As of June 30, 2013, the Company had short-term credit agreements that provided total credit facilities up to approximately US$971.1 million on a revolving credit basis. As of June 30, 2013, the Company had drawn down approximately US$330.9 million under these credit agreements and approximately US$640.2 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$55.6 million, which is secured by time deposits of US$47.5 million, and an additional balance of US$15.3 million, which is secured by real property with an original cost of US$6.99 million. The interest rate on the loans ranged from 0.77% to 6.69% for the six months ended June 30, 2013.

COMMITMENTS

As of June 30, 2013, the Company had commitments of US$14.2 million for land use right obligations in Shanghai, US$36.4 million for facilities construction obligations in Beijing, Tianjin, Shanghai and Shenzhen and US$246.3 million to purchase machinery and equipment mainly for the Beijing, Tianjin, Shanghai and Shenzhen fabrication facilities.

DEBT TO EQUITY RATIO

As of June 30, 2013, the Company’s debt to equity ratio was approximately 44.1% calculated by dividing the sum of the short-term borrowings and long-term debt by total shareholders’ equity.

FOREIGN EXCHANGE RATE FLUCTUATION RISK

The Company’s revenues, expenses, and capital expenditure are primarily transacted in USD. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing conducted in currencies other than USD, the Company is exposed to the effect of changes in exchange rates primarily relating to Euros, Japanese Yen, and Chinese Renminbi.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS. As of June 30, 2013, the Company had outstanding foreign currency forward exchange contracts with an aggregate notional amount of US$56.5 million, all of which will mature before June 2014. Notional amounts are stated in USD equivalent spot market exchange rates as of the respective dates.

For the six months ended June 30, 2013, the effect of marking the foreign currency forward exchange contracts to fair value was a loss of approximately US$0.08 million. The Company does not enter into foreign currency exchange contracts for speculative purposes.

EMPLOYEES EQUITY INCENTIVE PLAN

Save as disclosed in the interim report, there is no material change to the information disclosed in the 2012 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

PROSPECTS AND FUTURE PLANS

In the first half of 2013 we reached record highs in revenue, gross profit, and operating profit, and we will continue our strategic execution to capture growth opportunities via technology advancement and value-added differentiation. As for our overall outlook in 2013, we target another full year of record high revenue. In the second half of 2013, the industry is undergoing some inventory correction, and industry growth momentum will be relatively slower than the first half of 2013. Despite the inventory adjustment reported for the industry in the second half of the year, our goal is to outgrow the semiconductor industry projection this year.

With regard to SMIC’s future plans, 8-inch demand continues to be a key growth driver for our business. Demand for our differentiated applications continues to be strong, especially in the areas of power management integrated circuit (“PMIC”), CMOS image sensors (“CIS”), and EEPROM. Revenue from our differentiated applications, specifically PMIC, CIS, and EEPROM, grew 78.5% in the first half of 2013 compared to the first half of 2012. In order to further capture the market opportunities and to enhance our position in the differentiated technologies, we are looking into various opportunities to expand our 8-inch capacity. In terms of advanced capacity for future expansion, as announced in June, 2013, SMIC will jointly establish a new 12-inch fab in Beijing, focusing on 45nm and finer technologies with a planned manufacturing capacity of 35,000 12-inch wafers per month to be ramped up over the next 3 to 5 years.

We believe that our strengthened position in value-creation through improved quality, enhanced operational efficiency, product differentiation, and faster turn-around, as well as our solidified partnership with both international and domestic customers, will lead us to being the preferred foundry service provider in China for the long term.

BEIJING JOINT VENTURE AGREEMENT

On June 3, 2013, the Company entered into the Joint Venture Agreement with SMIB, BIDIMC and ZDG in relation to the establishment of the joint venture company (subject to the approval of the relevant PRC authorities). The joint venture company, which has been established on July 12, 2013, will principally engage in, among other things, the testing, development, design, manufacturing, packaging and sale of integrated circuits. The Company expects that this project would require it to incur significant capital expenditures during the joint venture’s start-up phase, and from time to time thereafter, and that the Company would need to borrow under its existing credit lines or otherwise obtain additional capital to satisfy its funding obligations under this project.

SHARE CAPITAL

During the six months ended June 30, 2013, the Company issued 50,115,328 and 25,376,449 ordinary shares of the Company (“Ordinary Shares”) as a result of the exercise of equity awards granted pursuant to the Company’s 2004 stock option plan (the “Stock Option Plan”) and the Company’s 2004 equity incentive plan (the “2004 Equity Incentive Plan”), respectively.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2013:
Ordinary Shares	32,075,631,400

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Unit.

REPURCHASE SALE OR REDEMPTION OF SECURITIES

The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2013.

CORPORATE GOVERNANCE PRACTICES

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 of the Listing Rules contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (the “CG Policy”). The CG Policy, a copy of which can be obtained on the Company’s website at www. smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for paragraph E.1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the period from January 1, 2013 to June 30, 2013, in compliance with the CG Code.

BOARD DIVERSITY POLICY

The Board adopted a Board Diversity Policy on August 8, 2013 to comply with a new Code Provision on board diversity which will become effective on September 1, 2013. The Nomination Committee will give consideration to that policy when identifying suitably qualified candidates to become members of the Board. Nonetheless, Board appointments will always be made on merit against objective criteria, taking into account factors based on the Company’s business model and specific needs from time to time, as well as the benefits of diversity on the Board, and the Board will review the Policy on a regular basis to ensure its effectiveness.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2013. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of ten Directors and one Alternate Director as at the date of the interim report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of shareholders. Each class of Directors will serve a term of three years.

•                          The Class I Directors (Zhang Wenyi, Tzu-Yin Chiu, Gao Yonggang and William Tudor Brown) were re-elected for a term of three years at the 2011 AGM (except Mr. Zhang, Dr. Chiu and Mr. Brown whose appointment as Directors took effect on June 30, 2011, August 5, 2011 and August 8, 2013 respectively) to hold office until the 2014 AGM.

•                          The Class II Directors (Chen Shanzhi, Frank Meng and Lip-Bu Tan) were re-elected for a term of three years at the 2012 AGM to hold office until the 2015 AGM.

•                          The Class III Directors (Tsuyoshi Kawanishi, Zhou Jie, Lawrence Juen-Yee Lau and Sean Maloney) were re-elected at the 2013 AGM (except Mr. Tsuyoshi Kawanishi who did not offer himself for re-election and retired upon the conclusion of that AGM, and Mr. Maloney whose appointment as Director took effect on June 15, 2013) for a term of three years to hold office until the 2016 AGM.

Following the retirement of Mr. Kawanishi on June 13, 2013, the number of independent Non-executive Directors (“INEDs”) fell below the minimum number of INEDs required under Rules 3.10(1) and 3.10A of the Listing Rules. Following the appointment of Mr. Sean Maloney as INED on June 15, 2013, the Company complies with the minimum number requirements under Rules 3.10(1) and 3.10A.

Save as disclosed above, for the six months ended June 30, 2013, the Board has complied with the minimum requirements of the Listing Rules relating to the appointment of Independent Non-executive Directors representing one- third of the Board (i.e. three INEDs), and complied with the requirement that these should include one such Director with appropriate professional qualifications or accounting or related financial management expertise.

As of the date of the interim report, the roles of the Chairman and Chief Executive Officer are segregated and such roles are exercised by Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu, respectively.

The following table sets forth the names, classes and categories of the directors as at the date of the report:

Name of Director	Category of Director	Class of Director
Zhang Wenyi	Chairman, Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer, Executive Director	Class I
Gao Yonggang	Executive Director	Class I
William Tudor Brown	Independent Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Frank Meng	Independent Non-executive Director	Class II
Sean Maloney	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Lawrence Juen-Yee Lau	Non-executive Director	Class III
Datong Chen	Alternate Director to Lawrence Juen-Yee Lau

On an annual basis, each Independent Non-executive Director confirms his independence to the Company, and the Company considers these Directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary, who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

Please refer to the section entitled “Changes in Directorate and Update of Directors’ Information” below for further details on the changes in certain information relating to the Directors during the course of their respective terms of office.

CHANGES IN DIRECTORATE AND UPDATE OF DIRECTORS’ INFORMATION

Changes in the Members of the Board

As previously disclosed by the Company, there were the following changes in the members of the Board between the period from the date of the 2012 annual report and the date of the interim report:

•                          Mr. Tsuyoshi Kawanishi retired as an Independent Non-executive Director upon the conclusion of the 2013 AGM.

•                          Mr. Sean Maloney was appointed as an Independent Non-executive Director on June 15, 2013.

•                          Dr. Gao Yonggang was redesignated from Non-executive Director to Executive Director on June 17, 2013.

•                          Mr. William Tudor Brown was appointed as an Independent Non-executive Director on August 8, 2013.

Changes in, and updates to, previously disclosed information relating to the Directors

As required under the Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective terms of office are set out below:

•                          Professor Lawrence Juen-Yee Lau now serves as a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Economics.

•                          Professor Lawrence Juen-Yee Lau was appointed as the Chairman of Governance Sub-Committee of the Exchange Fund Advisory Committee of the Hong Kong Special Administrative Region on April 15, 2013.

•                          Dr. Tzu-Yin Chiu was re-elected to the Board of Global Semiconductor Alliance (GSA) and appointed as the chairman of Brite Semiconductor in March 2013.

•                          Mr. Zhou Jie has resigned from the chairmanship of Shanghai Pharmaceutical (Group) Co., Ltd. but remains as its non-executive director effective on June 5, 2013.

•                          In May 2013, Dr. Gao Yonggang resigned as Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd, a director and Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd. Dr. Gao was subsequently appointed as Executive Vice President, Strategic Planning of the Company, and ceased to be a member of the Audit Committee of the Company with effect from June 17, 2013.

•                          Mr. Tsuyoshi Kawanishi ceased to be a member of the Compensation Committee upon the conclusion of the 2013 AGM.

•                          Mr. Sean Maloney was appointed to the Company’s Compensation Committee and Strategic Advisory Committee on June 15, 2013.

•                          Mr. Zhou Jie was appointed as a member of the Company’s Audit Committee on June 17, 2013.

•                          Mr. Frank Meng resigned as Senior Vice President and President of Greater China for Motorola Mobility, LLC and joined 21 Vianet Group, Inc. as President in July 2013.

•                          Mr. William Tudor Brown was appointed as a member of the Companys’ Strategic Advisory Committee on August 8, 2013.

Each of the Directors referred to above has confirmed the accuracy, and accepted responsibility of, the above information.

WAIVER FROM COMPLIANCE WITH THE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules which are still in effect.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company the accounting principles and practices accepted by the Company and the interim financial statements of the Company for the six months ended June 30, 2013.

INTERIM REPORT

The Interim Report for the six months ended June 30, 2013 containing financial statements and notes to the accounts will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (http://www.smics.com) in due course.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this announcement, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 15, 2013, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this interim report may not occur. You are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this announcement.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

By order of the Board of Directors
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC

August 26, 2013

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang

Non-executive Directors

Chen Shanzhi

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

* For identification purposes only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 5 September, 2013	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director